Ran D. Ben-Tzur rbentzur@fenwick.com | 650.335.7613

September 9, 2021

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention:    Kevin Kuhar, Accounting Branch Chief
Tara Harkins
VIA EDGAR
Re:     Veracyte, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 22, 2021
Form 8-K filed March 15, 2021
File No. 001-36156
Ladies and Gentlemen:
We are submitting this letter on behalf of Veracyte, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 27, 2021 (the “Letter”), regarding the Company’s Form 8-K filed with the Commission on March 15, 2021 (File No. 001-36156). The Staff’s comment is presented in bold italics below.
Form 8-K filed March 15, 2021
Item 2.01. Completion of Acquisition or Disposition of Assets, page 1
1.We note that you consummated the Decipher Bioscience acquisition on March 12, 2021 but have not filed audited financial statements of the acquired business or pro forma information relating to the acquisition. Please provide us with your calculations of the significance tests outlined in Rule 1-02(w) of Regulation S-X that you used in applying the requirements of Rule 3-05 and Article 11 of Regulation S-X.
The Company acknowledges the Staff’s comment and advises the Staff that it analyzed the significance of its acquisition of Decipher Biosciences, Inc. (“Decipher”) as follows, pursuant to Rule 3-05 of Regulation S-X:
With respect to the investment test under Rule 1-02(w)(1)(i), the Company analyzed its investment in the acquired business as a percentage of the aggregate worldwide market value of

Ran D. Ben-Tzur rbentzur@fenwick.com | 650.335.7613

its common stock. The Company advises the Staff that its investment in Decipher was approximately $595 million which, as a percentage, represented 18.6% of the average of the Company’s aggregate worldwide market value calculated daily for the last five trading days of January 2021, the Company’s most recently completed month ending prior to the announcement of the acquisition of Decipher, of approximately $3.19 billion.
With respect to the asset test under Rule 1-02(w)(1)(ii), the Company compared its total assets of approximately $457 million as of December 31, 2020, the end of its most recent fiscal year, to those of Decipher’s of approximately $32 million as of December 31, 2020, and concluded that the Decipher assets represented 7.0% of the Company’s total assets.
With respect to the income test under Rule 1-02(w)(1)(iii), the Company first analyzed the income prong of the test. Under the income component of Rule 1-02(w)(1)(iii)(A)(1), as both Decipher and the Company recorded a net loss for the most recent fiscal year, the Company compared its pre-tax income (loss) from continuing operations of approximately $(35) million for 2020 to that of Decipher of approximately $(2.5) million for 2020, and concluded that Decipher’s pre-tax income (loss) represented 7.2%. Because the income prong of the test fell below 20%, the Company did not analyze the revenue prong of the test.
Based on the above, the Company concluded that, as neither the investment test, nor the asset test, nor the income test exceeded 20%, no historical or pro forma financial statements were required for Decipher under Rule 3-05 or Article 11 of Regulation S-X.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613.
Sincerely,

/s/ Ran Ben-Tzur

Ran D. Ben-Tzur
Partner
Fenwick & West LLP

cc:    Rebecca Chambers, Veracyte, Inc.
    Jane Alley, Veracyte, Inc.
    Douglas N. Cogen, Fenwick & West LLP
    Michael M. Shaw, Fenwick & West LLP